Exhibit 99

MAGNA INTERNATIONAL INC.
337 Magna Drive
Aurora, ON, Canada L4G 7K1
Tel:  (905) 726-2462
Fax:  (905) 726-7164

Magna announces outlook

AURORA, ON, Jan. 13, 2010 - Magna International Inc. (TSX: MG.A; NYSE: MGA) announced today its financial outlook for 2010. All amounts are in U.S. dollars.

For the full year 2010, we expect consolidated sales to be between $19.5 billion and $20.5 billion, based on full year 2010 light vehicle production volumes of approximately 10.3 million units in North America and approximately
11.4 million units in Europe. Full year 2010 average dollar content per vehicle is expected to be between $895 and $925 in North America and between $545 and
$570 in Europe. We expect full year 2010 complete vehicle assembly sales to be between $1.6 billion and $1.9 billion.

In addition, we expect that our full year 2010 spending for fixed assets will be in the range of $750 million to $800 million. This amount reflects continuing investment to support new and replacement business in our traditional markets as well as investment to expand into high-growth emerging markets.

In this 2010 outlook, in addition to 2010 light vehicle production volumes, we have assumed no significant acquisitions or divestitures. In addition, we have assumed that foreign exchange rates for the most common currencies in which we conduct business relative to our U.S. dollar reporting currency will a pproximate year end 2009 rates.

We are the most diversified global automotive supplier. We design, develop and manufacture technologically advanced systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers ("OEMs") of cars and light trucks. Our capabilities include the design, engineering, testing and manufacture of automotive interior systems; seating systems; closure systems; body and chassis systems; vision systems; electronic systems; exterior systems; powertrain systems; roof systems; hybrid and electric vehicles/systems as well as complete vehicle engineering and assembly.

We have approximately 72,000 employees in 240 manufacturing operations and 85 product development, engineering and sales centres in 25 countries.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release constitute "forward-looking statements" within the meaning of applicable securities legislation, including, but not limited to, statements relating to Magna's expected consolidated sales, North American and European average dollar content per vehicle, complete vehicle assembly sales and fixed asset expenditures. The forward-looking information in this press release is presented for the purpose of providing information about management's current expectations and plans and such information may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "outlook", "project", "estimate" and similar expressions suggesting future outcomes or events to identify forward-looking statements. Any such forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation: the potential for an extended global recession, including its impact on our liquidity; the persistence of low production volumes and sales levels; restructuring of the global automotive industry and the impact on the financial condition and credit worthiness of some of our OEM customers, including the potential that such customers may not make, or may seek to delay or reduce, payments owed to us; the financial distress of some of our suppliers and the risk of their insolvency, bankruptcy or financial restructuring; restructuring and/or downsizing costs related to the rationalization of some of our operations; impairment charges; shifts in technology; our ability to successfully grow our sales to non-traditional customers; a reduction in the production volumes of certain vehicles, such as certain light trucks; our dependence on outsourcing by our customers; risks of conducting business in foreign countries, including
Russia, India and China; our ability to quickly shift our manufacturing footprint to take advantage of lower cost manufacturing opportunities;
the termination or non renewal by our customers of any material contracts; fluctuations in relative currency values; our ability to successfully identify, complete and integrate acquisitions; the continued exertion of pricing pressures by our customers and our ability to offset price concessions demanded by our customers; the continuation, and impact, of government financial intervention in the automotive industry; disruptions in the capital and credit markets; warranty and recall costs; product liability claims in excess of our insurance coverage; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses;
other potential tax exposures; legal claims against us; work stoppages and labour relations disputes; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; potential conflicts of interest involving our indirect controlling shareholder, the Stronach Trust; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, we caution readers not to place undue reliance on any forward-looking statements and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.

For further information: Vince Galifi at (905) 726-7100